SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Bowling, Daniel S. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) October 16, 2001 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Issuer Name and Ticker or Trading Symbol
Coca-Cola Enterprises Inc.   CCE

5. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, Human Resources

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	79,000	D
Common Stock	19,064	I	Supplemental 401(K)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Bowling, Daniel S. - October 2001
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
1991 SOP (Restated 2/92) 1993 Grant	02/10/1994 | 02/11/2003	Common Stock - 23,000	$5.0000	D
1992 Restricted Stock (restated 2/94) 1994 Grant	02/07/1994 | 02/07/2004	Common Stock - 33,000	$5.8959	D
1995 Stock Option Plan	01/03/1996 | 01/03/2005	Common Stock - 13,200	$5.9584	D
1996 Service Options - Plan 17	01/02/1997 | 01/02/2007	Common Stock - 44,700	$9.0209	D
1997 Performance Stock Option	01/02/1997 | 01/02/2007	Common Stock - 40,200	$15.8959	D
1997 Stock Options - 1998 Grant - Tranch 1	01/02/1998 | 01/02/2008	Common Stock - 7,600	$40.1422	D
1997 Stock Options - 1998 Grant - Tranch 2	01/02/1998 | 01/02/2008	Common Stock - 7,600	$46.1635	D
1997 Stock Options - 1998 Grant - Tranch 3	01/02/1998 | 01/02/2008	Common Stock - 7,600	$53.0880	D
1997 Stock Options - 1998 Grant - Tranch 4	01/02/1998 | 01/02/2008	Common Stock - 7,600	$61.0512	D
1997 Stock Options - 1998 Grant - Tranch 5	01/02/1998 | 01/02/2008	Common Stock - 7,600	$70.2089	D
1999 MIP Award	(1) | 01/04/2009	Common Stock - 3,581	$35.0625	D
1999 Premium/Svc Options - Tranch 1	01/04/2000 | 01/04/2009	Common Stock - 4,800	$40.3218	D
1999 Premium/Svc Options - Tranch 2	01/04/2000 | 01/04/2009	Common Stock - 4,800	$46.3700	D
1999 Premium/Svc Options - Tranch 3	01/04/2000 | 01/04/2009	Common Stock - 4,800	$53.3255	D
1999 Premium/Svc Options - Tranch 4	01/04/2000 | 01/04/2009	Common Stock - 4,800	$61.3243	D
1999 Premium/Svc Options - Tranch 5	01/04/2000 | 01/04/2009	Common Stock - 4,800	$70.5229	D
2000 Grant 1999 Premium/Svc. Options - Tranch 1	12/14/2000 | 12/14/2009	Common Stock - 17,000	$18.0938	D
2000 Grant 1999 Premium/Svc. Options - Tranch 2	12/14/2000 | 12/14/2009	Common Stock - 17,000	$20.8079	D
2000 Grant 1999 Premium/Svc. Options - Tranch 3	12/14/2000 | 12/14/2009	Common Stock - 17,000	$23.9291	D
2000 Grant 1999 Premium/Svc. Options - Tranch 4	12/14/2000 | 12/14/2009	Common Stock - 17,000	$27.5184	D
2000 Grant 1999 Premium/Svc. Options - Tranch 5	12/14/2000 | 12/14/2009	Common Stock - 17,000	$31.6462	D
2000 MIP Grant	01/14/2006 | 01/14/2010	Common Stock - 5,213	$21.2500	D
2001 Stock Option - Subgrant 1	(2) | 01/02/2011	Common Stock - 10,020	$18.6563	D
2001 Stock Option - Subgrant 2	(2) | 01/02/2011	Common Stock - 10,020	$20.5219	D
2001 Stock Option - Subgrant 3	(2) | 01/02/2011	Common Stock - 10,020	$22.5741	D
2001 Stock Option - Subgrant 4	(2) | 01/02/2011	Common Stock - 10,020	$24.8315	D
2001 Stock Option - Subgrant 5	(2) | 01/02/2011	Common Stock - 10,020	$27.3147	D
Deferred Share Units - Stock Deferral Plan	(3) | (3)	Common Stock - 16,783	$0.0000	D
Put Option (right to sell) (4)	01/20/2001 | 01/19/2002	Common Stock - 25,000	$20.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

________________________________ __________________ ** Signature of Reporting Person Date 10/25/01 Daniel S. Bowling Page 2 SEC 1473 (3-99)

Bowling, Daniel S. - October 2001
Form 3 (continued)

FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 3 - October 2001

Daniel S. Bowling
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339

Explanation of responses:

(1)   Performance accelerated service-vested options in lieu of portion of bonus for 1998, exercisable either when Company meets annual performance targets or January 4, 2005.
(2)   25% per year after one, two, three and four years, measured from January 2, 2001
(3)   Deferred receipt of shares gained upon stock option exercise under the Stock Deferral Plan (effective July 1, 1998). Prior to the exercise date, Participants may elect distribution of shares to commence after termination of employment or upon reaching a certain age.
(4)   Option is part of a collar transaction.

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